SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 08 June 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

8 June 2020

BT Group plc

Notice of meeting 2020

BT announces that the Notice of meeting for its 2020 Annual General Meeting ("AGM")  to be held on 16 July 2020 has been published today and is available on its website at www.bt.com/agm

A copy of the Notice of meeting 2020 together with the proxy form for the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Due to the current UK Government restrictions on public gatherings and the associated social distancing measures, the AGM will be a closed meeting. Shareholders should not attempt to attend the AGM in person. Any shareholders who attempt to attend in person will be refused entry. We believe this approach is necessary and appropriate in light of the current UK Government measures and to protect the health and wellbeing of our shareholders, employees and the wider communities in which we operate.

We continue to monitor the rapidly developing impact of Covid-19, including the latest UK Government guidance and legislation, and how this may affect the arrangements for the AGM. If there are any changes in relation to the current arrangements for the AGM, further information will be made available on our website.

Shareholders are encouraged to vote in advance by 11:00am on Tuesday 14 July 2020 by appointing a proxy.  It is recommended that the Chair of the AGM is appointed as your proxy to ensure your vote is counted.  Shareholders can submit questions relating to the business of the AGM by 11:00am on Tuesday 14 July 2020 by completing the form available on our website.  Answers to the key themes from shareholders on their pre-registered questions will be made available on our website alongside an audio recording and transcript of the AGM itself as soon as practicable after the AGM and for a period of 30 days after the AGM.

To allow for shareholders to hear from both the Chairman and Chief Executive, video messages and transcripts will also be available on our website on the day of the AGM and for a period of 30 days after the AGM.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 08 June 2020